Exhibit 99.3

Annual Meeting of Holders of Trust Units and Special Voting Units
Toronto, Ontario – May 9, 2007

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Unitholders of Extendicare Real Estate Investment Trust (the “REIT”) held on May 9, 2007.

1.	Appointment of Auditors
By a show of hands a vote for the appointment of KPMG LLP as the auditors of the REIT until the next annual meeting of the REIT, and the outcome was as follows:

Votes For	%	Votes Withheld	%
42,923,241	99.98	7,000	0.02

2.	Election of Trustees
By a show of hands a vote for the election of the following 9 nominees as Trustees of the REIT to hold office until the next annual meeting in the year 2008, or until their respective successors are elected or appointed, and the outcome was as follows:

Nominee	Votes For	%	Votes Withheld	%

John F. Angus	42,922,823	99.98	7,418	0.02
H. Michael Burns	29,502,985	69.48	12,961,056	30.52
Dr. Seth B. Goldsmith	42,899,939	99.93	30,302	0.07
Michael J. L. Kirby	42,900,366	99.93	29,875	0.07
Frederick B. Ladly	42,902,286	99.93	27,955	0.07
Alvin G. Libin	42,902,079	99.93	28,162	0.07
J. Thomas MacQuarrie	42,786,595	99.67	143,646	0.33
Mel Rhinelander	42,924,402	99.99	5,839	0.01
Philip W. Small	42,922,811	99.98	7,430	0.02

Yours truly,

/s/ Jillian Fountain
Jillian Fountain
Secretary